WEIDA COMMUNICATIONS, INC.

July 27, 2005

Mr. Josh Englard
United States Securities and Exchange Commission Washington, D.C.
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Weida Communications, Inc. Registration Statement on Form S-1 (No. 333-120031) Request for Withdrawal

Dear Mr. Englard:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Weida Communications, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-120031), together with all exhibits thereto (the “Registration Statement”), originally filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on October 28, 2004.

The Registrant has determined at this time not to proceed with the offering by the Selling Shareholders originally proposed to be named in the Registration Statement. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 of the Securities Act.

The Registration Statement has not been declared effective. No securities under the Registration Statement have been offered or sold pursuant to the Registration Statement by the Selling Shareholders originally proposed to be named in the Registration Statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact David M. Warburg, Esq. of Brown Raysman Millstein Felder & Steiner, LLP, our outside legal counsel, at 212-895-2240.

Sincerely,

WEIDA COMMUNICATIONS, INC.

By:	/s/ Christopher Lennon
Name: Christopher Lennon Title: Chief Operating Officer